Exhibit 99.1

GasLog Ltd. Announces Full Redemption of Remaining Outstanding Series A Preference Shares and Intent to Voluntarily Delist and Deregister

Hamilton, Bermuda, April 26, 2024 — GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG.PRA) today announced that the Company will redeem all of its remaining outstanding 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”, and the redemption thereof, the “Redemption”) held by shareholders (the “Holders”), pursuant to that certain Certificate of Designations, dated as of March 30, 2015 (the “Certificate of Designations”). The Company expects the redemption date for the Series A Preference Shares to occur on May 28, 2024 (the “Redemption Date”). The redemption price of the Series A Preference Shares will be $25.00 per share plus accrued and unpaid dividends in respect of the Series A Preference Shares up to, but not including, the Redemption Date (the “Redemption Price”). As of the date of this press release, there were 200,000 Series A Preference Shares outstanding.

Upon the Redemption, no Series A Preference Shares will remain outstanding, and all rights with respect to such stock will cease and terminate other than the right to receive payment of the Redemption Price. The information contained in this Press Release does not constitute a notice of redemption with respect to the Series A Preference Shares.

The Series A Preference Shares are held through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Payment to DTC for the Series A Preference Shares will be made by Equiniti Trust Company, LLC, the Company’s redemption agent (the “Redemption Agent”), in accordance with the terms set forth in the Redemption Agent Agreement that governs the redemption of the Series A Preference Shares. All questions about the notice of redemption and related materials should be directed to the Redemption Agent at the following address and phone number:

Equiniti Trust Company, LLC
Attention: Reorganization Department
55 Challenger Road, Suite 200
Ridgefield Park, New Jersey 07660
Tel: (718) 921-8317

In connection with the Redemption, the Company intends to delist the Series A Preference Shares from the New York Stock Exchange (“NYSE”) and to deregister the Series A Preference Shares from registration with the Securities and Exchange Commission (the “SEC”). The Company intends to request that NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all of the Series A Preference Shares from NYSE. In addition, after the Redemption Date, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all of the Series A Preference Shares. As a result of filing the Form 15, the Company’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, with the SEC, including Forms 20-F and 6-K, will be suspended immediately and deregistration of the Series A Preference Shares is expected to become effective 90 days after the Form 15 is filed.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s fleet consists of 37 LNG carriers (32 on the water, four under construction and one vessel ready to be sold as a floating storage and regasification unit, or “FSRU”).

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in GasLog's Annual Report on Form 20-F filed with the SEC on March 7, 2024, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.